Mail Stop 3561

September 25, 2008

Kosta N. Kartsotis, Chief Executive Officer
Fossil, Inc.
2280 N. Greenville Avenue
Richardson, Texas 75082

> **Re: Form 10-K for Fiscal Year Ended January 5, 2008**
> **Filed March 5, 2008**
> **Forms 10-Q for Fiscal Quarters Ended April 5 and July 5, 2008**
> **Filed May 15 and August 14, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 10, 2008**
> **File No. 000-19848**

Dear Mr. Kartsotis:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 5, 2008

Cover page

1. Please disclose that your securities are registered under Section 12(b) of the Securities Exchange Act of 1934 because the shares of common stock are listed on the NASDAQ Global Select Market.

2. Please indicate on the cover page that you have incorporated by reference into the Form 10-K disclosure from the proxy statement. Refer to Form 10-K.

Item 1 Business, page 3

Products, page 8

Watch Products, page 10

3. Please broaden your discussion as to how important the licenses you hold are to your business, and the duration and effect of all licenses held. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Design and Development, page 12

4. You state that you have an internal creative team to design your products and that you gather information from your customers regarding retail performance of your products. Please discuss the estimated amount you spent during each of the last three fiscal years on company-sponsored research and development activities determined in accordance with generally accepted accounting principles. In addition, state, if material, the estimated dollar amount spent during each of the last three fiscal years on customer-sponsored research activities relating to the development of new products, services or techniques or the improvement of existing products, services or techniques. Refer to Item 101(c)(1)(xi) of Regulation S-K.

Item 1A. Risk Factors, page 21

5. In the final risk factor on page 23, you indicate that you do not maintain long-term contracts with suppliers, but rely upon close relationships with these suppliers. Please describe in greater detail how a failure to maintain close relationships with your current suppliers and to develop long-term relationships with other suppliers will impact your business.

Item 3. Legal Proceedings, page 33

6. You state that you "believe that [you] have meritorious defenses to these claims." This is a legal opinion that counsel should provide, or in the alternative you should remove this statement.

7. Please indicate the relief the plaintiffs seek. Refer to Item 103 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Summary, page 39

8. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, please discuss in reasonable detail:

    - economic or industry-wide factors relevant to your company, and
    - material opportunities, challenges, and risks in short and long term and the actions you are taking to address them.

    For example, you should discuss fully any risks associated with your increasingly international operations, the effects of foreign currency exchange rates and the economic environment in the United States and internationally. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 51

9. Your discussion regarding your liquidity and capital resources appears focused solely on a short-term basis. Please enhance your discussion on liquidity and capital resources to discuss liquidity and capital resources on both a long-term and short-term basis. Refer to Instruction 5 of Item 303(a) of Regulation S-K.

Quantitative and Qualitative Disclosure about Market Risk, page 54

10. To the extent material, please expand your discussion to briefly discuss the variety of financing and operating practices you employ to manage the market risk you face from settlement of inter-company inventory transactions. Please include a discussion of the objectives, general strategies, and instruments, if any, used to manage those exposures. Refer to Item 305(b)(ii) of Regulation S-K.

Item 9A. Controls and Procedures, page 81

Changes in Internal Control over Financial Reporting, page 82

11. We note that your discussion does not include the statement required pursuant to Item 308(a)(4), which requires you to state that a registered public accounting firm has audited the financial statements included in the annual report containing the disclosure required by Item 308 and has issued an attestation report on the registrant's internal control over financial reporting. Please provide the statement as required under Item 308(a)(4) of Regulation S-K.

12. We note your disclosure that "[o]ther than the remedial actions taken to address the material weakness as noted below, there have been no changes in internal control over financial reporting during the quarter ended January 5, 2008 that have materially affected, or is reasonably likely to materially affect our internal control over financial reporting." Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 16

Annual Cash Incentive Opportunities, page 20

13. Please disclose the operating income targets for 2007 and disclose the expenses that were excluded for determining the actual operating income level. We note that you believe disclosure of this information would cause you competitive harm. Please provide us on a supplemental basis a detailed analysis supporting the conclusion that disclosure of this information would cause you competitive harm. Please see Instruction 4 to Item 402(b) of Regulation S-K and our Answer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at www.sec.gov.

Retention and Incentive Equity Awards, page 21

14. In the first full paragraph on page 22, you state "In fiscal 2007, the Compensation Committee considered benchmark data provided by Ernst &

Young as well as the Human Resources Department in determining overall award sizes." However, your discussion regarding benchmarking and industry comparative data on page 18-19 seems to only discuss information that the Human Resource Department provides. Please discuss the components of Ernst & Young's benchmarking data. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Employee Benefits, page 26

15. In your description of the non-qualified deferred compensation plan, please discuss the measures for calculating interest or other plan earnings. Please quantify any applicable interest rates and other earning measures applicable during the last fiscal year. Refer to Item 402(i)(3)(ii) of Regulation S-K.

Certain Relationships and Related Transactions, page 30

16. Please discuss the standards you apply to review, approve or ratify any transaction required to be reported under Item 404(a) of Regulation S-K. Refer to Item 404(b)(1)(ii) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended July 5, 2008

Item 4. Controls and Procedures, page 24

17. We note your statement that any "controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives." Please confirm for the period ended July 5, 2008 that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Please include similar disclosure in future filings. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert W. Errett, Attorney Advisor, at (202) 551-3225 or Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director